UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51569
CUSIP NUMBER: 28201T203

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EFACTOR GROUP CORP.
Full Name of Registrant

Former Name if Applicable

340 West 42nd Street, Suite 880
Address of Principal Executive Office (Street and Number)

New York, New York 10108
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2015 (“Form 10-K”). The Company requires additional time to gather information and finalize its financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark V. Noffke	650	380-8280
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue for the year ended December 31, 2015 of approximately $4.3 million compared to $1.6 million for the year ended December 31, 2014. The increase in the revenue is primarily due to having a full year of revenue from MCC and the acquisitions of HT Skills, Member Digital, GroupCard, ELEQT and Robson Dowry. The Company expects to report a net loss in the range of $12.2 million to $12.9 million for the year ended December 31, 2015.

The financial results presented above for the year ended December 31, 2015 reflect preliminary estimates of the Company’s results of operations and anticipated changes for the corresponding prior period as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and audit of the Company’s financial statements, and actual results may vary significantly from these estimates.

 Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”,  “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission.  Actual results may differ significantly from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control).  The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

EFACTOR GROUP CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ Mark V. Noffke
	Name:	Mark V. Noffke
	Title:	Chief Financial Officer